Exhibit 12.1
Elan Corporation, plc
Consolidated Fixed Charges Ratios
November 2013 Debt Registration
(in $mlns)

	Year Ended December 31,
	2006	2005	2004	2003	2002
Net income (loss) from continuing operations	(267.3)	(384.2)	(413.7)	(474.6)	(2,169.6)
Minority interests	—	—	—	—	(0.7)
Income (loss) from equity investees	—	—	(1.9)	(8.1)	4.9
Income tax provision (benefit)	(9.0)	1.0	(1.7)	(22.8)	8.0

Pre-tax income before minority interest and income (loss) from equity investees	(276.3)	(383.2)	(413.5)	(489.3)	(2,165.8)
Plus:
Fixed charges	169.0	165.4	129.0	122.4	135.7
Amortization of capitalized interest	0.1	0.1	0.1	0.1	0.1
Distributed income of equity investees	—	—	—	—	—
Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—
Less:
Capitalized interest	—	—	—	—	(3.0)
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—

Earnings	(107.2)	(217.7)	(284.4)	(366.8)	(2,033.0)

Fixed Charges:
Interest expensed	159.7	155.5	121.1	81.4	84.8
Interest capitalized	—	—	—	—	3.0
Plus:
Amortized premiums, discounts and capitalized expenses related to indebtedness	6.9	7.4	5.5	38.6	44.6
Estimate of interest within rental expense	2.4	2.5	2.4	2.4	3.3
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—

Fixed Charges	169.0	165.4	129.0	122.4	135.7

Ratio of Earnings to Fixed Charges	—	—	—	—	—

Additional pre-tax income before minority interest and income from equity investees necessary to generate a ratio of Earnings to Fixed Charges of 1.0	276.2	383.1	413.4	489.2	2,168.7